Exhibit 99.1

ARC Resources Ltd. Announces Board Chair Succession

CALGARY, Nov. 4, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") today announced that Mr. Mac Van Wielingen will be stepping down as Chair of the Board of Directors on December 31, 2015. Mr. Van Wielingen will continue as a board member until ARC's 2016 Annual General Meeting. Mr. Van Wielingen was one of the founders of ARC and has been a dedicated board member since the Company's inception in 1996. He was instrumental in establishing ARC's successful business model and culture, and has had a large influence on its continued success. During his almost 20 years on the Board, Mr. Van Wielingen has provided strong support and mentorship to the ARC management team.

In a long-planned move, Mr. Hal Kvisle, will become Chair of the Board of Directors on January 1, 2016. Mr. Kvisle has been a member of ARC's Board since June 2009. He has over 35 years of experience in the energy industry, with over 20 years of experience in President and CEO roles. Mr. Kvisle held the role of President of Fletcher Challenge Energy Canada Inc. from 1990 to 1999, followed by a nine year career as President and CEO of TransCanada Corporation. Most recently, he served as the President and CEO of Talisman Energy. Mr. Kvisle is a former Chair of the Interstate Natural Gas Association of America (INGAA), the Mount Royal College Board of Governors and the Nature Conservancy of Canada.

Mr. Van Wielingen stated, "We have an extraordinary leadership culture at ARC within the organization and at the board level, which has been created through years of deliberate focus. We have been planning this transition in board leadership for a number of years and I am convinced that Hal Kvisle will provide the quality of board leadership expected by all stakeholders."

Mr. Kvisle added "I look forward to serving as Board Chair at ARC Resources. ARC has delivered exceptional value to its shareholders over the past 19 years through its deliberate strategy of risk managed value creation. I have the utmost confidence in ARC's team, and together with my board colleagues we remain committed to the long-term strategic direction established under Mac's leadership."

ARC Resources is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC trades on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

Image with caption: "ARC is pleased to announce that Mr. Hal Kvisle will become the Chair of the Board on January 1, 2016. (CNW Group/ARC Resources Ltd.)". Image available at: http://photos.newswire.ca/images/download/20151104_C5806_PHOTO_EN_537068.jpg

%CIK: 0001029509

For further information: about ARC Resources, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 18:02e 04-NOV-15